Exhibit 99.1

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

Company Registration No. 201541844C

Registered Office:

8 Amoy Street #01-01

Singapore 049950

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of Genius Group Limited (the “Company”) will be held at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 on 30 December 2024 at 4:00 p.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the resolutions below:

ORDINARY BUSINESS

1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2022, together with the Auditor’s Report thereon. (Ordinary Resolution 1) The Audited Financial Statements is published at https://ir.geniusgroup.net/financial-information/financial-results.

2.	To approve the payment of directors’ fees and remuneration of USD 1,025,832 for the financial year ending 31 December 2023. (Ordinary Resolution 2)

3.	To re-elect Suraj Prakash Naik (Class II Director) as a director of the Company (“Director”), who is retiring in accordance with Regulation 89 of the existing constitution of the Company dated 16 May 2023 (the “Existing Constitution”). (Ordinary Resolution 3)

4.	To re-elect Eduardo Renan Huerta-Mercado Herrera as a Director, who is retiring in accordance with Regulation 92 of the Existing Constitution. (Ordinary Resolution 4)

5.	To re-elect Gary Michael Pattison as a Director, who is retiring in accordance with Regulation 92 of the Existing Constitution. (Ordinary Resolution 5)

6.	To re-elect Christiaan Christoffel Putter as a Director, who is retiring in accordance with Regulation 92 of the Existing Constitution. (Ordinary Resolution 6)

7.	To re-elect Thomas Peter Power as a Director, who is retiring in accordance with Regulation 92 of the Existing Constitution. (Ordinary Resolution 7)

8.	To re-elect Eva Maria Mantziou as a Director, who is retiring in accordance with Regulation 92 of the Existing Constitution. (Ordinary Resolution 8)

9.	To re-appoint Enrome LLP as the Auditor of the Company (“Auditors”) for the ensuing year and to authorise the Directors to fix their remuneration. (Ordinary Resolution 9)

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION - AUTHORITY TO ISSUE SHARES

“THAT pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”) and notwithstanding the provisions of the Company’s Existing Constitution,

(a)	authority be and is hereby given to the Directors to:

(i)	allot and issue shares of the capital of the Company (“Shares”) whether by way of rights, bonus or otherwise;

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares); and

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus, or capitalisation issues,

at any time to such persons and upon such terms and conditions and for such purposes and with such rights and restrictions as the Directors may, in their absolute discretion, deem fit without first offering such shares to all or any existing members of the Company or every person entitled to a share in consequence of the death or bankruptcy of a member in proportion to the amount of the existing shares to which they are entitled and to impose, and

(b)	notwithstanding that the authority conferred by paragraph (a) of this Resolution above may have ceased to be in force, authority be and is hereby given to our Directors to allot and issue Shares pursuant to any Instrument made or granted by our Directors while paragraph (a) of this Resolution was in force, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

That the new shares when issued shall rank pari passu in all respects with the existing shares of the Company.”

(see Explanatory Note)

(Ordinary Resolution 10)

11.	To consider and, if thought fit, to pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION – THE PROPOSED ADOPTION OF THE NEW CONSTITUTION

“THAT:

(a)	the regulations contained in the new constitution of the Company as set out in https://ir.geniusgroup.net/corporate-governance/governance-documents (the “New Constitution”) be and are hereby approved and adopted as the constitution of the Company in substitution for, and to the exclusion of, the Existing Constitution with immediate effect from the passing of this special resolution; and

(b)	the Directors and each of them be and are hereby authorized to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient, desirable or necessary to give effect to the adoption of the New Constitution and all transactions contemplated and/or authorized by this special resolution.” (Special Resolution 11)

12.	To transact any other business which may properly be transacted at an Annual General Meeting.

Explanatory Note relating to the proposed Ordinary Resolution 10: Ordinary Resolution 10 is to authorize our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

Definitions

For purposes of this Notice (including the Proxy Form) the following definitions are used:

1.	Beneficial Shareholders means persons or entities holding their interests in the Company’s shares as, or through, a participant in The Depository Trust Company (“DTC”), or its nominee, Cede & Co. in book entry form at VStock Transfer, LLC (“VStock”) or such other entity that may be engaged as registrar of members or transfer agent on behalf of the Company, a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

2.	Shareholder of Record means a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

3.	NYSE American Shareholders means Beneficial Shareholders.

General matters relating to the AGM:

1.	The Company’s AGM will be held in a wholly physical format at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 on 30 December 2024 at 4:00 p.m. (Singapore time), for considering and, if thought fit, passing the Resolutions set out in this Notice of AGM. There will be no option for shareholders to participate virtually.

2.	Quorum: The quorum required to transact business at the AGM is for at least two Shareholders to be present. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

3.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Resolution must be in favour of the Resolution. In order for the Special Resolution to be passed, more than 75% of the eligible votes cast on the Resolution must be in favour of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

4.	Identification of Beneficial Shareholders and Shareholders of Records and their corporate representatives: Before any person may participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

5.	Record Date for determining Beneficial Shareholders’ eligibility to vote: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on 25 November 2024 are eligible to vote.

Participation in the AGM

1.	Notice and Proxy Form: Printed copies of this Notice and accompanying proxy form will be sent to Shareholders, and published on the Company’s corporate website at the URL https://ir.geniusgroup.net/.

2.	Submission of questions: Shareholders may submit questions related to the resolutions to be tabled no later than 11:59 p.m., 26 December 2024 (Singapore time) via email to investors@geniusgroup.net. For verification purpose, when submitting any questions, Shareholders MUST provide the Company with their particulars (comprising full name (for individuals) / company name (for corporates), email address, contact number, NRIC / passport number / company registration number, shareholding type and number of shares held).

The Company will endeavour to address the substantial and relevant queries from Shareholders no later than 48 hours prior to the closing date and time for the lodgment of the proxy forms through an announcement to be released on the Company’s corporate website at the URL https://ir.geniusgroup.net/. If questions or follow-up questions are submitted after the 26 December 2024 deadline, the Company will endeavour to address these questions at the AGM itself. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

3.	Appointment of Proxies:

(a)	Shareholders may exercise their voting rights at the AGM via proxy voting. A proxy need not be a Shareholder.

(b)	Shareholders who wish to appoint proxies (including appointing the Chairman of the Meeting (the “Chairman”) as their proxy) to attend the AGM and vote at the AGM on their behalf must complete and submit the Proxy Form in accordance with the instructions below or on the proxy card; by 4:00 p.m on 27 December 2024 (Singapore time).

(c)	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it:

(i)	by NYSE American Shareholders by following the instruction on the proxy form by 4:00 p.m. on 27 December 2024 (Singapore time); and

(ii)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 4:00 p.m. on 27 December 2024 (Singapore time).

In the Proxy Form, a Shareholder should specifically direct the proxy on how he/she is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the AGM. If no specific direction as to voting is given, the proxy (including the Chairman if he is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

4.	Personal Data Privacy:

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak and vote at the AGM and/or any adjournment thereof, or submitting any details of the Shareholder’s corporate representatives in connection with the AGM, a Shareholder (whether a Beneficial Shareholder or a Shareholder of Record) (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

By Order of the Board

Roger James Hamilton

Director

Date: 27 November 2024

Attachments: - Proxy Form

GENIUS GROUP LIMITED

Company Registration No: 201541844C

Incorporated in the Republic of Singapore

PROXY FORM

ANNUAL GENERAL MEETING

IMPORTANT

1. By submitting an instrument appointing a proxy, the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting (“AGM”) dated 27 November 2024.

2. Alternative arrangements relating to submission of questions in advance of the AGM and voting during the AGM or by appointing a proxy or proxies (including the Chairman of the Meeting as proxy) at the AGM, are set out in the Notice of AGM dated 27 November 2024.

3. Please read the notes to the Proxy Form.

I/We,                                                                 (Name)                                                                      (NRIC/Passport/Registration No.) of                                                                                                                                                                                                             (Address) being the Shareholder of Record / Beneficial Shareholder of                                                                             ordinary shares in Genius Group Limited (the “Company”) hereby appoint :

Name	Address	NRIC / Passport Number/Registration No.	Email Address	Proportion of Shareholdings (%)

*and/or (delete as appropriate)

Name	Address	NRIC / Passport Number/Registration No.	Email Address	Proportion of Shareholdings (%)

or failing *the person or both of the persons above, the Chairman of the Annual General Meeting (“AGM”) as my/our proxy to attend, speak and vote for me/us on my/our behalf at the AGM of the Company to be held at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 on Monday, 30 December 2024 at 4:00 p.m. Singapore time and at any adjournment thereof.

I/We direct the proxy(ies) of the AGM, to vote “For” or “Against”, or “Abstain” from voting on the Resolutions proposed at the AGM as indicated hereunder. If no specific directions as to voting is given or in the event of any other matter arising at the AGM and at any adjournment thereof, the proxy will vote or abstain from voting at his/her discretion.

No	Resolution	Number of votes For	Number of votes Against	Number of votes Abstain

Ordinary Resolution

1	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2022, together with the Auditor’s Report thereon.

2	To approve the payment of directors’ fees and remuneration of USD 1,025,832 for the financial year ending 31 December 2023.

3	To re-elect Suraj Prakash Naik (Class II Director) as a Director in accordance with Regulation 89 of the Existing Constitution.

4	To re-elect Eduardo Renan Huerta-Mercado Herrera as a Director in accordance with Regulation 92 of the Existing Constitution.

5	To re-elect Gary Michael Pattison as a Director in accordance with Regulation 92 of the Existing Constitution.

6	To re-elect Christiaan Christoffel Putter as a Director in accordance with Regulation 92 of the Existing Constitution.

7	To re-elect Thomas Peter Power as a Director in accordance with Regulation 92 of the Existing Constitution.

8	To re-elect Eva Maria Mantziou as a Director in accordance with Regulation 92 of the Existing Constitution.

9	To re-appoint Enrome LLP as Auditors and to authorise the Directors to fix their remuneration.

10	To authorize the Directors to allot and issue Shares.

Special Resolution

11	The proposed adoption of the New Constitution

Notes:

(Please indicate with a tick [“✔”] in the space provided whether you wish to cast all your votes for or against or to abstain from voting on each resolution as set out in the Notice of AGM. Alternatively, if you wish to exercise your votes both for and against any resolution and/or to abstain from voting on any resolution, please indicate the number of shares in the respective spaces provided.)

Dated this ____ day of ________________ 2024

Signature(s) of member(s) or common seal IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES TO PROXY FORM:

1.	An instrument appointing a proxy shall be in writing and:

(a)	in the case of an individual shall be signed by the appointor or by his attorney; and
(b)	in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

2.	A proxy need not be a member of the Company. A Shareholder may choose to appoint the Chairman of the AGM as his/her/its proxy.

3.	Shareholders who wish to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering (or scanning and sending a clear copy of it):

(i)	in the case of NYSE American Shareholders by following the instruction on the proxy form by 4:00 p.m. on 27 December 2024 (Singapore time); and

(ii)	in the case of Shareholders on Record to VStock Transfer, LLC,18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form by 4:00 p.m on 27 December 2024 (Singapore time).

4.	The power of attorney (if applicable) or other authority, if any, appointing a person to attend and vote at the Annual General Meeting must be submitted to the Company via email to investors@geniusgroup.net, not less than 72 hours before the time appointed for holding the AGM i.e. by 4:00 p.m. on 27 December 2024 (Singapore time).

5.	A corporation which is a Shareholder of the Company may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting in accordance with Section 179 of the Companies Act 1967.

6.	Shareholders shall insert the relevant number of those shares owned by them that is to be represented in this Proxy Form. Shareholders are not obliged to vote all their shares or to vote all their shares in the same manner.

7.	Shareholders shall insert the relevant number of shares in respect of which they wish to vote in the relevant space under the columns headed “For”, “Against”, “Abstain”, as appropriate if they wish to split their votes across the voting options or to cast their votes in respect of a lesser number of shares than they own in the Company. Shareholders are not obliged to use all the votes exercisable by them, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by them. If Shareholders wishes to cast all of the votes of those shares owned by them that are represented in this Proxy Form in the same way in respect of a particular resolution, such Shareholders need not fill in such number of shares, and shall indicate their vote as either “For”, “Against” or “Abstain” by placing a “✔” within the box provided.

8.	Any deletions, alterations or corrections made to this Proxy Form must be initialled by the Shareholder.

9.	In the case of joint Shareholders, all holders must sign this Proxy Form.

10.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the Shareholder wishes to vote.

11.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the Proxy Form are not ascertainable may be rejected.

12.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the AGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the AGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “For”, “Against” or “Abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.